UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED FIRST QUARTER 2022 RESULTS[1],[2]

Santiago, Chile, May 4, 2022 – CCU announced today its consolidated financial and operating results for the first quarter 2022, which ended March 31, 2022.

•	Consolidated Volumes increased 7.1%. Volume variation per Operating segment was as follows:
o	Chile 7.6%
o	International Business 7.9%
o	Wine (0.1)%
•	Net sales were up 23.0%
•	EBITDA reached CLP 135,126 million, a 6.8% increase. EBITDA variation per Operating segment was as follows:
o	Chile (10.1)%
o	International Business 98.7%
o	Wine 12.7%
•	Net income reached a gain of CLP 64,544 million, a 0.2% increase
•	Earnings per share reached CLP 174.7 per share

Key figures	1Q22	1Q21	Total Change %
(In ThHL or CLP million unless stated otherwise)
Volumes	9,685	9,042	7.1
Net sales	700,465	569,639	23.0
Gross profit	323,725	289,369	11.9
EBIT	105,895	99,749	6.2
EBITDA	135,126	126,547	6.8
Net income	64,544	64,384	0.2
Earnings per share (CLP)	174.7	174.2	0.2

[1] For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

[2] All growth or variation references in this Earnings Release refer to 1Q22 compared to 1Q21, unless otherwise stated.

PRESS RELEASE

COMMENTS FROM THE CEO

During the first quarter 2022, we continued operating with three priorities in the context of the pandemic: the safety of our people, operation continuity and financial health. At the same time, we reinforced the implementation of a business strategy, which focuses on revenue management initiatives, and efficiencies while expanding business scale, in order to gradually compensate strong negative external effects from higher prices in raw and packaging materials, the depreciation of our main local currencies and inflation.

In terms of our consolidated performance, our revenues expanded 23.0%, due to a 7.1% growth in volumes and 14.8% higher average prices in CLP. The expansion in volumes was explained by a continuous improvement in brand equity, and excellence in sales execution. The better average prices in CLP were mainly due to three main effects: revenue management initiatives, positive mix effects and higher prices in Argentina. These better average prices, along with higher volumes, and efficiencies from our CCU Transformation program (formerly the ExCCelencia CCU program), helped to offset three main negative external effects: (i) higher cost in raw and packaging materials, (ii) the depreciation of our main local currencies against the USD, impacting negatively our USD denominated costs, partially compensated with export revenues, and (iii) an accelerating inflation in our main geographies. As a consequence, EBITDA grew 6.8%, reaching CLP 135,126 million, although EBITDA margin contracted 292 bps, from 22.2% to 19.3%. It is important to highlight, that it takes time to compensate the impact in our margins from the negative external effects mentioned above, and we will continue do so by focusing on revenue management initiatives, and efficiencies while expanding business scale. Regarding Net income, we totalized a gain of CLP 64,544 million, 0.2% increase, mainly associated with a lower Non-operating result, the latter mostly due to higher financial costs and higher loss in Results as per adjustment units, due to an increased inflation.

In the Chile Operating segment, our top line expanded 16.6%, due to 7.6% growth in volumes and 8.4% higher average prices. Volumes continued with an upward trend in the quarter driven by a solid sales execution and the strength of our portfolio of brands. The higher average prices were explained by a special focus in revenue management initiatives, including price increases in the beer, non-alcoholic and spirits categories during the quarter, and also positive mix effects. Our efforts in pricing partially impacted our results in the first quarter, and these efforts will be fully reflected in the following quarters during the year, helping us to gradually compensate strong cost pressures. Gross profit contracted 2.7%, and Gross margin, dropped from 52.7% to 44.0%, due to cost pressures in raw and packaging materials, a higher inflation, and a 11.7%[3] devaluation of the CLP against the USD. MSD&A expenses grew 3.2%, and as percentage of Net sales decreased 352 bps, due to expenses control initiatives and efficiencies. In all, EBITDA reached CLP 93,445 million, decreasing 10.1%, and EBITDA margin decreased 605 bps, from 26.4% to 20.4%.

In the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, Net sales recorded a 51.2% rise, as a result of an increase of 40.2% in average prices in CLP, and 7.9% higher volumes. The better average prices in CLP were explained by prices increasing in line with inflation in Argentina, while devaluation of the ARS versus the CLP was lower than inflation level in local currency. Consequently, Gross profit expanded 62.5%, and Gross margin grew from 49.3% to 52.9%. MSD&A expenses as a percentage of Net sales improved by 397 bps due to efficiencies and scale economies, partially compensating higher inflation. Altogether, EBITDA reached CLP 33,196 million, versus a gain of CLP 16,706 million last year, and EBITDA margin reached 17.6%, improving 420 bps from 13.4%.

Also, I would like to mention that on April 28, through our subsidiary, Compañía Cervecerías Unidas Argentina S.A., we acquired 49% ownership of Aguas Danone de Argentina S.A., which includes the businesses of mineral waters, flavored waters, and powder juices with its brands Villavicencio, Villa del Sur, Levité, Ser and Brío. This acquisition is in line with our strategy of being a multicategory regional beverage player.

In the Wine Operating segment, revenues were up 13.5%, explained by a 13.6% growth in average prices, while volumes were practically flat, decreasing 0.1%. The higher prices in CLP were mainly explained by both revenue and mix management initiatives in the Chile and Argentina domestic markets, and a positive impact on export revenues from the depreciation of the CLP versus the USD, which permitted us to compensate higher costs in packaging materials and inflationary pressures. Consequently, Gross profit expanded 10.5% and Gross margin decreased 105 bps from 40.1% to 39.1%. MSD&A expenses grew 9.7% although as a percentage of Net sales improved by 92 bps, thanks to efficiencies. In terms of the 2022 harvest, we expect to be at similar levels to those of 2021, generating a stable cost of wine in the coming quarters. In all, EBITDA reached CLP 11,469 million, a 12.7% rise, while EBITDA margin was practically flat, decreasing from 18.0% to 17.9%.

In Colombia, where we have a joint venture with Postobón, we started 2022 in a good pace, with volumes growing double-digits, gaining market share versus last year. Our volumes were mainly boosted by a strong performance in our portfolio driven by mainstream and premium brands, Andina and Heineken. As a consequence, we kept delivering positive EBITDA during the quarter, improving financial results over last year.

Finally, we want to comment that this past week antitrust authorities, both in Colombia and Uruguay, issued decisions against our main beer competitor, that aims to impose fines and the cease of sale exclusivity agreements. These decisions, together with the ones taken in Argentina last year and in Uruguay in 2017 by the relevant antitrust authorities, are in line with having a leveled playing field, in the beer markets in the region, in the benefit of consumers and customers.

In 1Q22 we reinforced the implementation of our business strategy, which focuses on revenue management initiatives, including price increases in our core categories, and efficiencies, while expanding business scale, in a particular challenging scenario. Consequently, we deliver positive consolidated volume growth and higher average prices together with efficiency gains in all our Operating segments, although these efforts were not enough to compensate strong negative external effects from higher prices in raw and packaging materials, the depreciation of our local currencies against de USD and inflation. For the coming quarters, the recovery of our profitability will be a top priority, concentrating our efforts in revenue management initiatives, efficiencies and business scale.

[3] The CLP currency variation against the USD considers 2022 average of period (aop) compared to 2021 aop.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FIRST QUARTER (Exhibit 1 & 2)
•	Net sales were up 23.0%, explained by 7.1% increase in consolidated volumes and 14.8% higher average prices in CLP. Volumes continued with a positive trend in the quarter driven by a continuous improvement in brand equity, and excellence in sales execution. In terms of Operating segments volume growth was as follows: a 7.6% expansion in the Chile Operating segment; a 7.9% rise in the International Business Operating segment, and a 0.1% decrease in the Wine Operating segment. The higher average prices in CLP were explained by: (i) a 8.4% growth in the Chile Operating segment, explained by a special focus in revenue management initiatives, including price increases in the beer, non-alcoholic and spirits categories during the quarter, and also positive mix effects, (ii) an expansion of 40.2% in the International Business Operating segment, explained by prices increasing in line with inflation in Argentina, while devaluation of the ARS versus the CLP was lower than inflation level, and (iii) a 13.6% increase in the Wine Operating segment, mainly explained by both revenue and mix management initiatives in the Chile and Argentina domestic markets, and a positive impact on export revenues from the depreciation of the CLP versus the USD.
•	Cost of sales was up 34.4%, explained by 7.1% higher volumes and a 25.5% increase in Cost of sales per hectoliter. The Chile Operating segment reported a 28.4% growth in Cost of sales per hectoliter, driven by higher costs in raw and packaging materials, mainly aluminum, PET, malt, and sugar, the 11.7%[3] devaluation of the CLP against the USD, and higher inflation. In the International Business Operating segment, the Cost of sales per hectoliter expanded 30.1% in CLP, mostly explained by a higher cost in raw and packaging materials, a higher inflation and the negative impact from the 12.1%[4] devaluation of the ARS against the USD in our USD-linked costs. In the Wine Operating segment, the Cost of sales per hectoliter grew 15.6%, due to higher costs in packaging materials, inflationary pressures and mix effects.
•	Gross profit reached CLP 323,725 million, a 11.9% expansion while Gross margin dropped 458 bps, from 50.8% to 46.2%.
•	MSD&A expenses were up 12.5%, and as percentage of Net sales MSD&A improved 290 bps, from 34.1% to 31.1%, due to expenses control initiatives and efficiencies from our CCU Transformation program in all our Operating segments. In the Chile Operating segment, MSD&A expenses expanded 3.2%, and as a percentage of Net sales decreased 352 bps. In the International Business Operating segment MSD&A expenses in CLP were up 37.6%, and as a percentage of Net sales decreased 397 bps. In the Wine Operating segment, MSD&A expenses grew 9.7%, and as a percentage of Net sales dropped 92 bps.
•	EBIT reached CLP 105,895 million, an increase of 6.2%, mainly due to the expansion in volumes, better average prices in CLP, and efficiency gains from our CCU Transformation program, being partially compensated by higher cost in raw and packaging materials, the depreciation of our main local currencies against the USD, impacting negatively our USD denominated costs, partly compensated with export revenues, and higher inflation.
•	EBITDA was up 6.8%, driven by a 98.7% rise in the International Business Operating segment and a 12.7% increase in the Wine Operating segment, while the Chile Operating segment dropped 10.1%. In addition, EBITDA margin contracted 292 bps, from 22.2% to 19.3%.
•	Non-operating result totalized a loss of CLP 17,924 million, which compares with a negative result of CLP 6,772 million last year. The higher loss was explained by: (i) a higher loss by CLP 2,555 million in Net financial expenses, mainly due to a higher debt, (ii) a lower result in Results as per adjustment units by CLP 3,660 million, explained by a higher inflation in Chile and Argentina, and (iii) a higher loss in other gains/(losses) by CLP 7,951 million, mostly explained by a lower result in derivative contracts[5]. These effects were partially compensated by a better result in Foreign currency exchange differences.
•	Income taxes reached CLP 17,565 million, versus CLP 23,532 million last year. The lower taxes were explained by both, a lower taxable income and a better result on Tax effect of permanent differences, net[6].
•	Net income reached a gain of CLP 64,544 million, practically flat versus the CLP 64,384 million recorded last year.

[4] The ARS currency variation against the USD considers 2022 end of period (eop) compared to 2021 eop.

[5] See Note 32 Other Gain/(Losses) of our 1Q22 Financial Statements

[6] See Note 25 Income taxes of our 1Q22 Financial Statements

PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS FIRST QUARTER

CHILE OPERATING SEGMENT

In the Chile Operating segment, our top line expanded 16.6%, due to 7.6% growth in volumes and 8.4% higher average prices. Volumes continued with an upward trend in the quarter driven by a solid sales execution and the strength of our portfolio of brands. The higher average prices were explained by a special focus in revenue management initiatives, including price increases in the beer, non-alcoholic and spirits categories during the quarter, and also positive mix effects. Our efforts in pricing partially impacted our results in the first quarter, and these efforts will be fully reflected in the following quarters during the year, helping us to gradually compensate strong cost pressures. Gross profit contracted 2.7%, and Gross margin, dropped from 52.7% to 44.0%, due to cost pressures in raw and packaging materials, a higher inflation, and a 11.7% devaluation of the CLP against the USD. MSD&A expenses grew 3.2%, and as percentage of Net sales decreased 352 bps, due to expenses control initiatives and efficiencies. In all, EBITDA reached CLP 93,445 million, decreasing 10.1%, and EBITDA margin decreased 605 bps, from 26.4% to 20.4%.

In terms of innovation, we continued expanding our beer portfolio in the premium segment with the recent launch of Royal Hoppy Lager, a beer with special hops to provide an herbal aroma and a bitter taste; Patagonia Lotus Lager, which comes to broad the successful Patagonia brand varieties, and Edelweiss, an Austrian wheat beer. Also, in beer, in the mainstream segment, we recently presented Escudo Smouk, a lager with toasted and smoky malts. In the spirits category, through a new distribution agreement, we incorporated the spirits from Fratelli Branca, adding among others products, Fernet Branca, a world-wide known fernet brand.

Regarding sustainability initiatives, we continued supporting our communities through a three-year agreement with the Renca municipality, where we operate since 1978, in which we commit to support sport, educational and environmental initiatives. Furthermore, we promoted our approach of a circular economy, through art, presenting the exhibition #ReciclarEsUnArte, which brought together 30 art pieces made with recycled materials. All of our most recent sustainability initiatives can be found in our recently published 2021 Sustainability Report available in our website.

INTERNATIONAL BUSINESS OPERATING SEGMENT

In the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, Net sales recorded a 51.2% rise, as a result of an increase of 40.2% in average prices in CLP, and 7.9% higher volumes. The better average prices in CLP were explained by prices increasing in line with inflation in Argentina, while devaluation of the ARS versus the CLP was lower than inflation level in local currency. Consequently, Gross profit expanded 62.5%, and Gross margin grew from 49.3% to 52.9%. MSD&A expenses as a percentage of Net sales improved by 397 bps due to efficiencies and scale economies, partially compensating higher inflation. Altogether, EBITDA reached CLP 33,196 million, versus a gain of CLP 16,706 million last year, and EBITDA margin reached 17.6%, improving 420 bps from 13.4% recorded last year.

In Argentina, on April 28, 2022, through our subsidiary, Compañía Cervecerías Unidas Argentina S.A., we acquired 49% ownership of Aguas Danone de Argentina S.A., which includes the businesses of mineral waters, flavored waters, and powder juices with its brands Villavicencio, Villa del Sur, Levité, Ser and Brío. This acquisition is in line with our strategy of being a multicategory regional beverage player. In terms of brands, in Bolivia we introduced Uyuni, a premium beer which name is inspired in the Uyuni salt flat, one of the most iconic places in Bolivia. In Argentina, we presented a marketing campaign to enhance our premium cider brand Sidra Real, and in Uruguay we broadened our packaging options to our consumer for our regional nectar brand Watt’s, by introducing tetra pack packaging.

WINE OPERATING SEGMENT

In the Wine Operating segment, revenues were up 13.5%, explained by a 13.6% growth in average prices, while volumes were practically flat, decreasing 0.1%. The higher prices in CLP were mainly explained by both revenue and mix management initiatives in the Chile and Argentina domestic markets, and a positive impact on export revenues from the depreciation of the CLP versus the USD, which permitted us to compensate higher costs in packaging materials and inflationary pressures. Consequently, Gross profit expanded 10.5% and Gross margin decreased 105 bps from 40.1% to 39.1%. MSD&A expenses grew 9.7% although as a percentage of Net sales improved by 92 bps, thanks to efficiencies. In terms of the 2022 harvest, we expect to be at similar levels to those of 2021, generating a stable cost of wine in the coming quarters. In all, EBITDA reached CLP 11,469 million, a 12.7% rise, while EBITDA margin was practically flat, decreasing from 18.0% to 17.9%.

In the Chile domestic market, we expanded the varieties for our premium brand Misiones de Rengo by adding a Late harvest wine, created for all those who are looking for a rich, fresh and ideal wine to enjoy on different occasions. In addition, VSPT was ranked in the Top 10 of the LinkedIn Top Companies 2022 ranking in Chile, a list that recognizes the 25 best companies to develop a career in Chile, thanks to the excellent job opportunities and growth within the company.

PRESS RELEASE

ADDITIONAL INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•	Chile: This segment commercializes Beer, Non Alcoholic Beverages, Spirits and Cider in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A. and Fábrica de Envases Plásticos S.A.
•	International Business: This segment commercializes Beer, Cider, Wine, Non-Alcoholic Beverages and Spirits in Argentina, Uruguay, Paraguay and Bolivia.
•	Wine: This segment commercializes Wine and Sparkling Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

PRESS RELEASE

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

PRESS RELEASE

Exhibit 1: Consolidated Income Statement (First Quarter 2022)
First Quarter	2022	2021	Total Change %
	(CLP million)
Net sales	700,465	569,639	23.0
Cost of sales	(376,740)	(280,271)	34.4
% of Net sales	53.8	49.2	458 bps
Gross profit	323,725	289,369	11.9
% of Net sales	46.2	50.8	(458) bps
MSD&A	(218,177)	(193,964)	12.5
% of Net sales	31.1	34.1	(290) bps
Other operating income/(expenses)	348	4,344	(92.0)
EBIT	105,895	99,749	6.2
EBIT margin %	15.1	17.5	(239) bps
Net financial expenses	(6,371)	(3,815)	67.0
Equity and income of JVs and associated	(565)	(596)	(5.3)
Foreign currency exchange differences	1,594	(1,387)	214.9
Results as per adjustment units	(3,592)	68	<500
Other gains/(losses)	(8,992)	(1,041)	>500
Non-operating result	(17,924)	(6,772)	164.7
Income/(loss) before taxes	87,971	92,977	(5.4)
Income taxes	(17,565)	(23,532)	(25.4)
Net income for the period	70,406	69,445	1.4

Net income attributable to:
The equity holders of the parent	64,544	64,384	0.2
Non-controlling interest	(5,862)	(5,061)	15.8

EBITDA	135,126	126,547	6.8
EBITDA margin %	19.3	22.2	(292) bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	174.7	174.2	0.2
Earnings per ADR (CLP)	349.4	348.5	0.2

Depreciation	29,231	26,798	9.1
Capital Expenditures	27,487	30,102	(8.7)

PRESS RELEASE

Exhibit 2: Segment Information (First Quarter 2022)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
First Quarter
(In ThHL or CLP million unless stated otherwise)	2022	2021	YoY %	2022	2021	YoY %	2022	2021	YoY %

Volumes	6,721	6,249	7.6	2,656	2,462	7.9	352	353	(0.1)
Net sales	458,484	393,220	16.6	188,548	124,662	51.2	64,006	56,403	13.5
Net sales (CLP/HL)	68,212	62,924	8.4	70,995	50,639	40.2	181,740	159,921	13.6
Cost of sales	(256,920)	(186,071)	38.1	(88,721)	(63,224)	40.3	(39,007)	(33,782)	15.5
% of Net sales	56.0	47.3	872 bps	47.1	50.7	(366) bps	60.9	59.9	105 bps
Gross profit	201,564	207,149	(2.7)	99,827	61,438	62.5	24,999	22,621	10.5
% of Net sales	44.0	52.7	(872) bps	52.9	49.3	366 bps	39.1	40.1	(105) bps
MSD&A	(124,350)	(120,488)	3.2	(75,621)	(54,943)	37.6	(16,878)	(15,392)	9.7
% of Net sales	27.1	30.6	(352) bps	40.1	44.1	(397) bps	26.4	27.3	(92) bps
Other operating income/(expenses)	(223)	442	(150.4)	392	3,725	(89.5)	146	162	(9.5)
EBIT	76,991	87,103	(11.6)	24,598	10,221	140.7	8,267	7,391	11.9
EBIT margin	16.8	22.2	(536) bps	13.0	8.2	485 bps	12.9	13.1	(19) bps
EBITDA	93,445	103,946	(10.1)	33,196	16,706	98.7	11,469	10,180	12.7
EBITDA margin	20.4	26.4	(605) bps	17.6	13.4	420 bps	17.9	18.0	(13) bps

	4. Other/eliminations			Total
First Quarter
(In ThHL or CLP million unless stated otherwise)	2022	2021	YoY %	2022	2021	YoY %

Volumes	(45)	(22)	107.9	9,685	9,042	7.1
Net sales	(10,573)	(4,646)	127.6	700,465	569,639	23.0
Net sales (CLP/HL)				72,327	62,999	14.8
Cost of sales	7,908	2,806	181.8	(376,740)	(280,271)	34.4
% of Net sales				53.8	49.2	458 bps
Gross profit	(2,665)	(1,840)	44.9	323,725	289,369	11.9
% of Net sales				46.2	50.8	(458) bps
MSD&A	(1,328)	(3,140)	(57.7)	(218,177)	(193,964)	12.5
% of Net sales				31.1	34.1	(290) bps
Other operating income/(expenses)	33	15	121.5	348	4,344	(92.0)
EBIT	(3,961)	(4,965)	(20.2)	105,895	99,749	6.2
EBIT margin				15.1	17.5	(239) bps
EBITDA	(2,984)	(4,284)	(30.3)	135,126	126,547	6.8
EBITDA margin				19.3	22.2	(292) bps

PRESS RELEASE

Exhibit 3: Balance Sheet
	March 31	December 31
	2022	2021
	(CLP million)
ASSETS
Cash and cash equivalents	742,082	265,568
Other current assets	841,188	825,804
Total current assets	1,583,270	1,091,372

PP&E (net)	1,211,839	1,222,261
Other non current assets	529,734	533,117
Total non current assets	1,741,572	1,755,378
Total assets	3,324,842	2,846,751

LIABILITIES
Short term financial debt	118,838	107,579
Other liabilities	700,665	673,537
Total current liabilities	819,503	781,115

Long term financial debt	957,233	487,279
Other liabilities	153,059	152,841
Total non current liabilities	1,110,292	640,120
Total Liabilities	1,929,795	1,421,235

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(101,057)	(87,256)
Retained earnings	816,233	832,181
Total equity attributable to equity holders of the parent	1,277,870	1,307,618
Non - controlling interest	117,177	117,897
Total equity	1,395,047	1,425,515
Total equity and liabilities	3,324,842	2,846,751

OTHER FINANCIAL INFORMATION

Total Financial Debt	1,076,071	594,858

Net Financial Debt	333,989	329,289

Liquidity ratio	1.93	1.40
Total Financial Debt / Capitalization	0.44	0.29
Net Financial Debt / EBITDA	0.74	0.74

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: May 4, 2022